FraserPapers

FILE No. 82-34837

05010081

July 15, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

- Press Release dated July 6, 2005 as to the acquisition of leased assets.

If the Commission has any questions with respect to this letter or its enclosures, please contact Marina Mueller at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: ______________________
Glen McMillan
Senior Vice President
and Chief Administrative Officer

Enclosure

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Acquires Leased Assets

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (July 6, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it has exercised options to acquire various manufacturing and mobile equipment at its U.S. pulp and paper facilities. The equipment was previously leased under sale-leaseback arrangements with third parties. The total acquisition cost of $19.5 million was funded from available cash. Fraser Papers expects that the direct ownership of these assets will increase annual earnings before interest, income taxes and depreciation, by approximately $4 million.

This transaction is consistent with Fraser Papers' commitment to remove Norbord from various guarantees provided prior to the separation of the two companies in June, 2004. Fraser Papers' previously announced that it intends to purchase approximately $69 million of leased assets during 2005, which together, are estimated to result in an annual increase in earnings before interest, income taxes and depreciation, of $11 million.

To date, Fraser Papers' has completed $53 million of the $69 million of lease acquisitions in 2005, which includes the acquisition of a cogeneration power plant on April 22nd, 2005, for $33.5 million.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contact:
Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.